AB# 3/5

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.......12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09058473

SEC FILE NUMBER
8-40487

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dahlman Rose & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

142 West 57th Street, 18th Floor

(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Kaufman(212) 920-2990

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BP 3/13

OATH OR AFFIRMATION

I, Arnold Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Dahlman Rose & Company, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KYIA SUMMEY
Notary Public, State of New York
No. 01SU6174036
Qualified in New York County
Commission Expires Sept 10, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Dahlman Rose and Company, LLC

We have audited the accompanying statement of financial condition of Dahlman Rose and Company, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 24, 2009

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash & cash equivalents	$	4,970,173
Restricted cash		689,440
Due from clearing brokers, net		7,143,237
Security deposit with clearing brokers		260,000
Securities owned - marketable, at market value		20,606
Research fee receivable		262,647
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $634,055)		1,419,271
Prepaid expenses		374,421
Other assets		12,736
Goodwill		75,000
TOTAL ASSETS	**$**	**15,227,530**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	5,557,532
Income taxes payable		187,679
Deferred rent		281,373
TOTAL LIABILITIES		**6,026,584**
MEMBERS' CAPITAL		**9,200,946**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**15,227,530**

See notes to statement of financial condition

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION AND NATURE OF BUSINESS

Dahlman Rose & Company, LLC (the "Company") is a Delaware limited liability company owned by REDS Management, LLC and is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an introducing broker for which it earns commissions and enters into proprietary security transactions for its own account. All transactions for customers and proprietary trading are cleared through and carried by New York Stock Exchange and FINRA member firms on a fully disclosed basis. The Company also provides investment banking services and earns fees from underwriting and financial advisory services. The Company's headquarters are located in New York City, New York, with additional offices in Houston, Texas (closed in December 2008); San Francisco, California; New Orleans, Louisiana; and Boston, Massachusetts.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Securities Transactions

Purchases and sales of securities and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices and the resulting unrealized gains and losses are reflected in trading on the statement of income and changes in members' capital based on the last price on the securities exchanges on which they trade.

Goodwill

Goodwill represents the excess of the cost of the business acquired over the fair market value of identifiable net assets at the date of acquisition. Goodwill is not amortized but is reviewed annually for impairment. If, based on these reviews, the related assets are found to be impaired, their carrying value will be adjusted through a charge to earnings.

Rent

Rent payments under noncancellable operating leases are being recognized on the straight-line method over the terms of the respective lease. The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords.

In lieu of a rent security deposit on a New York City sub-lease, the Company maintains an irrevocable standby letter of credit in favor of its sub-landlord in the amount of $689,440 that is collateralized by a certificate of deposit in the same amount held at JP Morgan Chase Bank, N.A. Under the lease terms, effective December 1, 2006, the letter of credit must be maintained until the expiration of the sub-lease on July 30, 2012.

In December 2008, the Company closed the Houston, Texas office. The remaining commitment on the lease is included in deferred rent through June 2010. At December 31, 2008, the Company wrote off $62,287.

Research Commissions

Research Services fees are paid to the Company for providing research to customers. These fees are recognized as revenue when they are earned.

Investment Banking and Advisory Fees

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or placement agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, financial advisory fees as services are rendered and underwriting fees at the time the underwriting is completed and income is reasonably determinable.

Foreign Currency Translations

Securities and cash denominated in foreign currencies are translated into U.S. dollars using the rates of exchange at the date of the statement of financial condition. Purchases and sales of foreign securities and the related income are translated at the rates of exchange prevailing on the date of such transaction.

Valuation of Investments

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The following are the investments owned by level with the fair value hierarchy at December 31, 2008:

Assets	Fair Value	Fair Value Hierarchy
Warrants	$ 19,406	Level 1
Warrants	1,200	Level 2
Total	$ 20,606	

3. RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to members' capital as of the beginning of the year of adoption.

Management does not expect that adoption of FIN 48 will result in a material impact on the Company's financial statements. However, management's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture and equipment are stated at cost and are being depreciated on the straight-line method over the estimated useful lives of the assets of three to five years. Leasehold improvements are amortized over the estimated useful lives of the assets or the life of the lease, whichever is less.

At December 31, 2008, furniture, equipment and leasehold improvements consist of:

Furniture and fixtures	$ 485,553
Computer equipment	725,388
Artwork and collectables (not depreciated)	41,531
Leasehold improvements	800,854
	2,053,326
Less: Accumulated depreciation and amortization	(634,055)
	$1,419,271

5. CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in bank accounts and money market funds, which at times, may exceed federally insured limits. The Company also maintains cash and securities in two custodian broker accounts (Note 6). In the event of a financial institution's insolvency, recovery of cash and securities may be limited.

6. DUE FROM CLEARING BROKER

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing brokers, Pershing LLC and Goldman Sachs Execution & Clearing, L.P. ("GSEC"), pursuant to fully disclosed clearance agreements.

At December 31, 2008, the due from clearing broker reflected on the statement of financial condition is cash held by the clearing brokers. At December 31, 2008, securities owned at market value, which consisted of warrants are held by the clearing brokers.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, which maintains the customer accounts and clears such transactions.

For transactions in which the Company, through its clearing brokers, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing brokers monitor required margin levels daily, and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing brokers for losses that it may sustain from customer accounts introduced by the Company. The Company is required to maintain security deposits of $250,000 and $10,000 at Pershing LLC and GSEC, respectively, or such other amount that the clearing brokers may require at a future date. At December 31, 2008, there were no amounts to be indemnified to the clearing brokers for these transactions.

7. INCOME TAXES

The Company, as a limited liability company, has elected to be taxed as a partnership and therefore is not subject to Federal and state income taxes. The members of the Company report their share of the Company's taxable income or loss on the members' income tax returns. The Company is required to pay New York City unincorporated business tax and Texas Franchise Tax.

8. CAPITAL LEASES

The Company leases certain furniture and equipment under capital leases expiring through November 2012. The capital leases are included in furniture, equipment and leasehold improvements on the statement of financial condition at December 31, 2008 for $252,295. Related accumulated depreciation amounted to $99,799.

Year Ending December 31,	
2009	$ 72,906
2010	41,102
2011	38,211
2012	24,159
Total	$ 176,378

9. PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan that is available to all employees. There was no discretionary or matching contribution by the Company for the year ended December 31, 2008.

10. COMMITMENTS

Leases

The Company leases office space under operating leases for varying periods through July 2012. The leases contain provisions for minimum rent plus escalation expenses.

Future minimum lease payments for all noncancellable leases with initial terms of one year or more as of December 31, 2008 are as follows:

Year Ending December 31,	
2009	$ 1,213,324
2010	1,047,312
2011	975,550
2012	569,071
Total	$ 3,805,257

Rent expense under the office leases for the year ended December 31, 2008 amounted to $1,279,314.

11. CONTINGENCY

In the normal course of its business, the Company has been named in various legal actions, including 2 arbitrations brought by former employees and one class action arising from its participation in an underwriting syndicate, and may be subject to other unasserted claims arising from its business as a securities broker-dealer. In each case, the Company is disputing all claims and intends to defend itself vigorously and to contest both liability and the amount of damages. Such litigation and claims involve or may involve substantial or indeterminate amounts and are in varying stages of proceeding. Where the Company's management believes that it is probable that a liability has been incurred and can be reasonably estimated it has established an appropriate accrual. As of December 31, 2008, the total amount of these accruals is $875,000, reflected as part of the accrued expenses entry in the "Accounts payable and accrued expenses" category on the Statement of Financial Condition.

12. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and computes its net capital based on the aggregate indebtedness method. As a broker-dealer engaged in market making activities, the Rule requires the company to maintain minimum net capital equal to the greater of $175,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2008, the Company had net qualifying capital of $7,168,091 which was $6,766,319 in excess of its required net capital of $401,772. The Company's ratio of aggregate indebtedness to net capital was .84 to 1.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under subparagraph k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

END